NOTICE TO THE MARKET

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE 29.300.016.331

São Paulo, February 05, 2026 - Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market that has entered into on, today, a new stand-by revolving credit facility through its wholly-owned subsidiary Suzano International Finance B.V., replacing the stand-by credit facility in effect since February 2022 and increasing the total amount available in stand-by credit facilities from US$ 1,275 million to US$ 1,775 million. The new facility aims to expand the already robust liquidity position, providing greater flexibility to cash management in the next years.

The facility amount of US$ 1,775 million will be available until February 2031. The commitment fee, in respect of any unutilised portion of the facility, will be 0.27% per annum, and interest in any utilised amount will accrue at SOFR + 0.90% per annum.

Finally, Suzano reiterates its commitment to financial discipline and transparency with its investors.

São Paulo, February 05, 2026.

Vice-President of Finance and Investor Relations